United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

June 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ).

INCORPORATION BY REFERENCE
     This report is incorporated by reference into our automatic shelf registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 13, 2006 (SEC File Nos. 333-138617 and 333-138617-01) and on June 18, 2007 (SEC File Nos. 333-143857 and 333-143857-01).

i

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
     The following discussion should be read in conjunction with our unaudited interim financial statements as of March 31, 2008 and for the three months ended March 31, 2008 and 2007, together with the related notes, which we furnished to the SEC on Form 6-K on April 29, 2008. It should also be read in conjunction with Item 5 of our annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”), which includes an Overview discussing general factors that affect our results.
Overview
     We generated net income of US$2,021 million in the first quarter of 2008, a decrease of US$196 million, or 8.8%, compared to the first quarter of 2007. This performance was driven primarily by a US$863 million adverse change in non-operating income (expenses), from net non-operating income of US$232 million in the first quarter of 2007 to net non-operating expenses of US$631 million in the first quarter of 2008. The change in non-operating income (expenses) resulted from lower net foreign exchange and monetary gains and higher financial expenses. Other drivers of our financial performance in the first quarter of 2008 compared to the first quarter of 2007 were lower nickel prices, higher prices for iron ore and iron ore pellets, and the depreciation of the U.S. dollar against the Brazilian real and the Canadian dollar since the first quarter of 2007.
     Our reference prices for iron ore and iron ore pellets increased substantially in 2008, reflecting continued global market tightness, but the increases took effect in April 2008 for most of our customers and did not affect our first quarter 2008 results. Our 2008 reference prices for iron ore fines are 65% higher than in 2007. Due to its superior quality, Carajás (Northern System) iron ore fines will have a premium of US$ 0.0619 per dry metric ton Fe unit over the 2008 reference price for fines from the Southeastern and Southern Systems. Our 2008 reference prices for blast furnace and direct reduction iron ore pellets from the Tubarão plant are 86.7% higher than in 2007.
Revenues
     Our gross operating revenues were US$8,048 million in the first quarter of 2008, 4.8% higher than in the first quarter of 2007. The following table summarizes our gross operating revenues by product and our net operating revenues for the periods indicated.

	Three months ended March 31,
	2007		2008		% Change
	(US$ million)
Ferrous:
Iron ore	US$	2,450	US$	3,116	27.1%
Iron ore pellets		614		679	10.6
Manganese		6		40	566.7
Ferroalloys		137		290	111.7
Pig iron		22		29	31.8

		3,229		4,154	28.6
Non-ferrous:
Nickel and other products (1)		3,199		2,391	(25.3)
Potash		32		64	100.0
Kaolin		50		53	6.0
Copper concentrate (2)		146		223	52.7
Aluminum-related products		649		646	(0.5)

		4,076		3,377	(17.1)
Logistics:
Railroads		242		296	22.3
Ports		66		66	—
Shipping		23		—	—

		331		362	9.4
Other (3)		44		155	252.3

Gross revenues		7,680		8,048	4.8
Value added tax		(191)		(216)	13.1

Net operating revenues	US$	7,489	US$	7,832	4.6%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal.
     Iron ore. Gross revenues from iron ore increased by 27.1%, driven primarily by a 16.5% increase in the volume of iron ore sold and a 9.2% increase in the average selling price. The increase in volume sold was made possible by the ramp-up of production at our Brucutu and Fazendão mines. The increase in the average selling price reflected a 9.5% increase in our reference prices for iron ore fines, effective as of April 2007 for the majority of our customers.
     Iron ore pellets. Gross revenues from iron ore pellets increased by 10.6%, driven primarily by a 5.4% increase in the average selling price and a 4.2% increase in the volume of iron ore pellets sold. The increase in the average selling price reflected a 5.3% increase in our reference prices for blast furnace and direct reduction pellets, effective as of April 2007 for the majority of our customers. The increase in volume reflected increases in production and in purchases from our joint ventures at Tubarão.
     Manganese ore. Gross revenues from manganese ore increased more than sixfold, driven by much higher prices and a 75.9% increase in volume sold. Our average selling price was US$273.97 per metric ton in the first quarter of 2008, which was more than three times the average selling price of US$72.79 in the first quarter of 2007, as a result of strong worldwide demand from the carbon steel industry. The increase in volume reflected the return to operation of our Azul mine in December 2007.
     Ferroalloys. Gross revenues from ferroalloys increased by 111.7%, due to a 110.6% increase in the average selling price as a result of strong worldwide demand from the carbon steel industry. Volume sold was stable.
     Nickel and other products. Gross revenues from nickel and other products decreased by 25.3%, primarily reflecting lower prices for nickel. These revenues include sales of co-products or by-products of our nickel operations, including platinum group metals, precious metals, cobalt and copper. Our average selling price for nickel decreased by 29.0% compared to the first quarter of 2007, when rapid growth in global production of stainless steel produced an imbalance between nickel supply and demand. The volume of nickel sold also decreased by 7.0%, due to a lower level of purchases from third parties for resale. The lower revenues from nickel sales were partly offset by higher revenues from sales of co-products and by-products, primarily due to higher prices.

     Potash. Gross revenues from sales of potash increased by 100.0%, due to a more than twofold increase in the average selling price.
     Kaolin. Gross revenues from sales of kaolin increased by 6.0%, reflecting a 10.5% increase in the average selling price, which was partially offset by a 2.2% decrease in volume sold.
     Copper concentrate. Gross revenues from sales of copper concentrate increased by 52.7%, reflecting a 53.4% increase in the average selling price.
     Aluminum-related products. Gross revenues from aluminum-related products were stable. A 19% increase in the volume of alumina sold was offset by a 10% lower average selling price for aluminum.
     Logistics services. Gross revenues from logistics services increased by 9.4%, as a result of the following factors:
•	Revenues from railroad transportation increased by 22.3%, primarily reflecting higher prices. Total net ton kilometers of general cargo decreased by 5.0%, due primarily to a delayed soybean harvest caused by heavy rain, lower volumes of raw materials for the pulp industry and lower exports of pig iron due to the termination of our concession for the Paul maritime terminal in April 2007.

•	Revenues from port operations were stable.

•	We did not recognize any revenues from shipping, because we sold our controlling interest in Log-In Logística Intermodal S.A. (“Log-In”) in June 2007. We now have a 31.3% interest in Log-In, and its performance is reflected in equity in result of affiliates.
     Other. Gross revenues from other products and services more than tripled, primarily reflecting sales of coal, which began with our acquisition of Vale Australia in April 2007. We had US$72 million in gross revenues from coal sales in the first quarter of 2008.

Operating costs and expenses
     The following table summarizes our operating costs and expenses for the periods indicated.

	Three months ended March 31,
	2007		2008		% Change
	(US$ million)
Cost of ores and metals	US$	3,813	US$	3,440	(9.8)%
Cost of logistic services		188		212	12.8
Cost of aluminum products		369		493	33.6
Cost of other products and services		20		97	385.0

Cost of goods sold		4,390		4,242	(3.4)

Selling, general and administrative expenses		268		322	20.1

Research and development		113		190	68.1

Other costs and expenses		16		163	918.8

Total operating costs and expenses	US$	4,787	US$	4,917	2.7%

     The following table summarizes the components of our cost of goods sold for the periods indicated.

	Three months ended March 31,
	2007		2008		% Change
	(US$ million)
Outsourced services	US$	500	US$	690	38.0%
Materials costs		514		710	38.1
Energy:
Fuel		280		427	52.5
Electric energy		203		247	21.2

Subtotal		483		674	39.5

Acquisition of products:
Iron ore and iron ore pellets		252		272	7.9
Aluminum products		82		68	(17.0)
Nickel		446		177	(60.3)
Other		12		38	216.7

Subtotal		792		555	(29.9)

Personnel		437		522	19.5
Depreciation and depletion		386		724	87.6
Inventory fair value adjustments		984		—	(100.0)
Others		294		367	24.8

Total	US$	4,390	US$	4,242	(3.4)%

     Our total cost of goods sold was US$4,242 million in the first quarter of 2008, 3.4% lower than in the first quarter of 2007. Cost of goods sold in the first quarter of 2007 was affected by the recognition of purchase accounting adjustments of US$984 million in connection with the acquisition of Vale Inco.
     Excluding the effect of the inventory fair value adjustment, total cost of goods sold in the first quarter of 2008 would have increased by US$836 million, or 24.5%, over the first quarter of 2007. The increase resulted primarily from the following factors:
•	The lower value of the U.S. dollar against the Brazilian real and the Canadian dollar (17.6% and 14.3%, respectively, compared to the first quarter of 2007) accounted for an increase in costs of US$722 million.

•	Outsourced services costs increased by 38.0%, driven primarily by the depreciation of the U.S. dollar against the real, higher prices for services and higher volume sold.

•	Materials costs increased by 38.1%, driven primarily by the depreciation of the U.S. dollar against the real, higher prices and higher volume sold.

•	Energy costs increased by 39.5%, driven primarily by the depreciation of the U.S. dollar against the real, higher prices and increased consumption due to higher volume sold.

•	Personnel costs increased by 19.5%, reflecting the depreciation of the U.S. dollar against the real.

•	Depreciation and depletion increased by 87.6%, caused by our growing asset base and the depreciation of the U.S. dollar against the real.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased by 20.1%, due primarily to a US$54 million increase in sales expenses, of which US$19 million was attributable to sales expenses for coal products following the acquisition of Vale Australia in April 2007.
Research and development expenses
     Research and development expenses increased by 68.1%, due to increased mineral exploration and increased expenditures for feasibility studies.
Other costs and expenses
     Other costs and expenses were US$163 million in the first quarter of 2008, compared to US$16 million in the first quarter of 2007. The 2007 figure reflected the reversal of a US$150 million provision for certain Brazilian taxes (PIS/COFINS).

Operating income by segment
     The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Three months ended March 31,
	2007			2008
	Segment operating income (loss)
			% of segment net			% of segment net
	(US$ million)		operating revenues	(US$ million)		operating revenues
Ferrous:
Iron ore	US$	1,405	59.1%	US$	1,331	43.7%
Pellets		164	27.7		140	21.9
Manganese ore		(5)	—		17	44.7
Ferroalloys		15	11.9		132	50.4
Pig iron		1	4.5		13	44.8

		1,580	50.6		1,633	40.7

Non-ferrous:
Nickel and other products (1)		740	23.1		1,039	43.5
Potash		4	13.3		24	40.0
Kaolin		(9)	—		(12)	—
Copper concentrate(2)		53	37.6		100	44.8
Aluminum-related products		247	39.1		77	12.2

		1,035	25.6		1,228	36.6

Logistics:
Railroads		69	34.3		62	23.9
Ports		13	24.1		11	18.0
Ships		(4)	—		(1)	—

		78	28.2		72	22.5
Other(3)		9	21.4		(18)	—

Total	US$	2,702	36.1%	US$	2,915	37.2%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal.
     Our operating income increased as a percentage of net operating revenues, from 36.1% in the first quarter of 2007 to 37.2% in the first quarter of 2008. The following factors contributed to this increase:
•	Higher margins in the manganese, ferroalloys and copper concentrate businesses, which are due to higher average selling prices.

•	Higher margin for nickel and other products, which reflects the adverse impact on margin in the first quarter of 2007 from the purchase accounting adjustments relating to inventories. Excluding this impact, the operating margin for nickel and other products would have been 53.9% in the first quarter of 2007, and the decrease to 43.5% in the first quarter of 2008 was due primarily to lower prices for nickel.

•	Lower margin in our iron ore business, which primarily reflects the impact of the depreciation of the U.S. dollar against the real, higher costs for materials and outsourced services, higher research and development expenditures and higher depreciation charges due to the expansion of our asset base, which more than offset higher average selling prices.

•	Lower margins in our aluminum and logistics businesses, which primarily reflect price increases for significant inputs such as electricity, oil, coking coal and pitch, the decrease in the average selling prices of alumina and aluminum, and the depreciation of the U.S. dollar against the real.

Non-operating income (expenses)
     The following table details our non-operating income (expenses) for the periods indicated.

	Three months ended March 31,
	2007		2008
	(US$ million)
Financial income	US$	121	US$	55
Financial expenses		(659)		(878)
Foreign exchange and monetary gains (losses), net		770		112
Gain on sale of investments		—		80

Total	US$	232	US$	(631)

     We had net non-operating expenses of US$631 million in the first quarter of 2008, compared to net non-operating income of US$232 million in the first quarter of 2007. This change primarily reflects the following factors:
•	Lower exchange gains, because the depreciation of the U.S. dollar against the real during the first quarter of 2008 was only 1.3%, compared to 4.1% in the first quarter of 2007.

•	An increase in financial expenses, principally due to losses from forward commodity transactions we entered into to hedge our cash flow from sales. Total losses on commodity derivatives were US$318 million in the first quarter of 2008, including US$117 million on copper, US$126 million on aluminum, US$36 million on nickel and US$16 million on platinum. This was partly offset by lower interest expense resulting from debt reduction during 2007. It was also partly offset by lower financial expenses arising from the marking to market of our shareholder debentures, which have increased in value based on the expected future production performance of some of our properties. The marking to market of the shareholder debentures resulted in expense of US$42 million in the first quarter of 2008, compared to expense of US$187 million in the first quarter of 2007. Exchange rate swaps to transform real liabilities to U.S. dollars resulted in a gain of US$44 million on swaps relating to Brazilian debentures, a gain of US$14 million on swaps relating to Brazilian payroll, and a loss of US$74 million on more recent swaps relating to other financial liabilities in the first quarter of 2008.

•	A US$80 million gain on the sale of our minority interest in Jubilee Mines N.L. in February 2008.
Income taxes
     In the first quarter of 2008, we recorded income tax expense of US$358 million, compared to US$642 million in the same period of 2007. The effective tax rate on our pretax income was 15.7% in the first quarter of 2008, compared to 21.9% in the first quarter of 2007, primarily due to the reduction in statutory rates applicable to our operations in Canada and increasing income of some non-Brazilian subsidiaries that are subject to lower rates of tax.
Affiliates and joint ventures
     Our equity in the results of affiliates and joint ventures decreased to US$119 million in the first quarter of 2008 from US$138 million in the same period of 2007. The following table summarizes the composition of our equity in results of affiliates and joint ventures for the periods indicated.

	Three months ended March 31,
	2007		2008
	(US$ million)
Equity in results of affiliates and joint ventures:
Ferrous	US$	83	US$	52
Logistics		23		34
Non-ferrous minerals		22		14
Steel		1		6
Coal		9		16
Others		—		(3)

Total equity in results of affiliates and joint ventures	US$	138	US$	119

Liquidity and Capital Resources
Overview
     In the ordinary course of business, our principal uses of funds are capital expenditures, dividend payments and repayment of debt. We have historically met these funding requirements by using cash generated from operating activities and through short-term and long-term borrowings. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our anticipated capital requirements in the ordinary course of business. In 2008, we expect our major cash needs to include repayment of US$1,249 million of maturing long-term debt, budgeted capital expenditures of US$11 billion, and announced minimum dividend payments for 2008 of US$2.5 billion. We expect to meet these cash needs primarily through operating cash flow.
     We also expect to require funding to pay for strategic acquisitions. A substantial part of our growth in recent years has come from acquisitions, and we regularly review possible new strategic acquisitions. In the current period of consolidation in the global mining industry, attractive new opportunities may arise, and we could make one or more acquisitions, possibly in the near term. We may fund acquisitions with internally generated funds or with borrowings, supplemented in some cases by funds from dispositions, or we may issue shares as acquisition consideration. Our future acquisitions could include large transactions or multiple smaller transactions that would require a substantial amount of cash, and we might engage in substantial new borrowing in addition to relying on internally generated funds and possibly on dispositions. We might acquire companies with existing debt, which would also add to our consolidated indebtedness.
     We may also issue additional shares in order to provide additional funding for capital expenditures, strategic acquisitions and increased financial flexibility. We have filed with the Brazilian securities regulatory, the Comissão de Valores Mobiliários (CVM), a request for registration of a proposed offering of shares, to raise an amount we estimate at US$14 billion, not including any exercise of the underwriters’ over-allotment option. The completion of the offering is subject to regulatory approval and to conditions in the global capital markets.
     The acquisition of Vale Inco resulted in a substantial increase in our indebtedness in 2006, and in 2007 we reduced debt, using cash from operations and from asset dispositions, and refinanced a portion of our outstanding debt to extend our maturity profile. At December 31, 2007, we had US$19,030 million of total debt outstanding, compared with US$22,581 million at the end of 2006. We prepaid US$4,730 million of debt during 2007. At March 31, 2008, we had US$20,523 million of total debt outstanding.
Sources of funds
     Our principal sources of liquidity are operating cash flow and borrowings. Our operating activities generated positive cash flows of US$11,012 million in full-year 2007 and US$1,408 million in the first quarter of 2008. We also generated cash in the amounts of US$1,042 million in full-year 2007 and US$134 million in the first quarter of 2008 through disposals of businesses and investments, primarily Log-In and a portion of our investment in Usinas Siderúrgicas de Minas Gerais S.A. — Usiminas (“Usiminas”) in 2007 and our minority stake in Jubilee Mines in the first quarter of 2008.

     At March 31, 2008, we had available committed revolving credit lines totaling US$1.9 billion, of which US$1.2 billion was granted to CVRD International and the balance to Vale Inco. As of March 31, 2008, neither CVRD International nor Vale Inco had drawn any amounts under these facilities, and US$88 million of letters of credit were issued and outstanding pursuant Vale Inco’s facility.
     In April 2008, we entered into a contract for a committed credit facility of R$7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian national development bank. The facility is available through April 2013 and has a final maturity in April 2023. The purpose of the facility is to finance part of our US$59 billion investment plan for the period 2008-12.
     In May 2008, we signed framework agreements with Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI), both Japanese governmental institutions, for the financing of mining and natural resources projects that will be developed as part of our investment plan. This agreement is comprised of a US$3 billion loan facility with JBIC and US$2 billion in loan insurance to be provided by NEXI. The projects to be financed will meet the eligibility criteria required by JBIC and NEXI.
     We believe we are well positioned to make additional borrowings because of our strong cash generation and the favorable maturity profile of our debt, which are reflected in our investment grade rating. We are currently rated at BBB (Standard & Poor’s), Baa3 (Moody’s), BBB high (Dominion) and BBB- (Fitch).
Uses of funds
     Acquisitions
     In 2007, we used cash of US$2,926 million, net of cash acquired, to acquire subsidiaries. The largest components of this amount were for the acquisition of the remaining shares of Vale Inco (US$2,029 million), the acquisition of Vale Australia (US$645 million), the acquisition of the remaining 18% interest in Ferro Gusa Carajás S.A. (US$20 million), and the acquisition of an additional 6.25% stake of Empreendimentos Brasileiros de Mineração S.A. — EBM (“EBM”) (US$231 million). We also entered into a usufruct agreement giving us the benefit of the remaining 13.75% of EBM’s capital for the next thirty years and paid an initial installment under the agreement of US$61 million.
     We made no acquisitions in the first quarter of 2008. As discussed above, we could require substantial additional funding for strategic acquisitions.
     Capital expenditures
     Capital expenditures amounted to US$6.975 billion in 2007. For 2008, we have budgeted US$11 billion for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and exploration. In the first quarter of 2008, we spent US$1.695 billion on capital expenditures. Our capital expenditure budget is described in detail in Item 4 of the 2007 Form 20-F.
     Dividends
     We paid total dividends (including distributions classified for tax purposes as interest on shareholders’ equity) of US$1,875 million in 2007. The announced minimum dividend amount for 2008 is US$2,500 million. The first installment of this dividend was approved by our board of directors in the amount of US$1,250 million and was paid to our shareholders on April 30, 2008.
Debt
     At March 31, 2008, we had aggregate outstanding debt of US$20,523 million, consisting of short-term debt of US$1,614 million (including US$1,301 million in current portion of long-term debt and US$22 million of loans from related parties), and long-term debt (excluding current portion) of US$18,909 million. At March 31, 2008, approximately US$547 million of our debt was secured by liens on some of our assets. At March 31, 2008, the average debt maturity was 9.36 years, compared with 10.67 years at December 31, 2007 and 8.36 years at December 31, 2006.

     Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.
     Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.
•	U.S. dollar-denominated loans and financing (US$6,211 million at March 31, 2008). These loans include export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility, secured by future receivables from export sales, which was originally entered into in the amount of US$6,000 million as part of the refinancing of the Inco acquisition debt.

•	U.S. dollar-denominated fixed rate notes (US$6,676 million at March 31, 2008). We have issued several series of fixed rate debt securities through our finance subsidiary Vale Overseas Limited, each with a Vale guarantee.

•	U.S. dollar-denominated loans secured by future export receivables (US$246 million at March 31, 2008). We have a US$550 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd. from exports of iron ore and pellets to six of our customers in Europe, Asia and the United States.

•	Real-denominated non-convertible debentures (US$3,391 million at March 31, 2008). In November 2006, we issued non-convertible debentures in the amount of approximately US$2,600 million, in two series, with four and seven-year maturities. The first series, approximately US$700 million, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1.9 billion, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year.

•	Perpetual notes (US$87 million at March 31, 2008). We have issued perpetual notes that are exchangeable for preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.

•	Other domestic debt (US$2,947 million at March 31, 2008). We have several Brazilian loans, principally from BNDES and commercial banks, most of which are linked to Brazilian floating rates. During the first quarter of 2008, we issued real-denominated trade financing notes to a Brazilian bank in an amount equivalent to US$1,170 million.
     Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in compliance with our financial covenants as of March 31, 2008, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.
Mandatorily convertible notes
     In June 2007, we raised US$1,880 million by selling notes that will convert to equity upon maturity in 2010. Our wholly-owned subsidiary Vale Capital Limited issued mandatorily convertible notes in two series, both due June 15, 2010. Our total proceeds were US$1,869 million, net of commissions. The Series RIO notes (US$1,296 million principal amount) are mandatorily convertible into ADSs representing an aggregate maximum of 56,582,040 common shares. The Series RIO P notes (US$584 million principal amount) are mandatorily convertible into ADSs representing an aggregate maximum of 30,295,456 preferred class A shares. Both series can convert before maturity under specified circumstances. The conversion rate for both series will depend on the market price of the ADSs on the conversion date.

RECENT DEVELOPMENTS
     We discuss below certain significant recent developments in our business that are not described in the 2007 Form 20-F.
Sale of Stake in Usiminas
     We announced in May 2007 our intention to sell our remaining interest in Usiminas. We currently hold common shares of Usiminas representing 5.9% of the common shares and 2.9% of the total capital stock, and we are party to a shareholders’ agreement with the controlling shareholders. As required by the shareholders’ agreement, we have notified Usiminas of our intention to sell our shares in the open market, but the sale is subject to preemptive rights in favor of the other parties to the agreement. We have not decided on the timing of the sale, and there can be no assurance as to whether, when or at what price we will complete the sale.
New Financing
     In May 2008, we signed framework agreements with Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI), comprising a US$3 billion loan facility with JBIC and US$2 billion in loan insurance to be provided by NEXI. For more information, see “Liquidity and Capital Resources” above.
Lease of Pellet Plant
     In May 2008, we entered into a five-year leasing contract relating to the pellet plant of our joint venture Kobrasco. This follows the entry into a 30-year leasing contract relating to the two pellet plants of our joint venture Nibrasco, which was disclosed in the 2007 Form 20-F. All three plants are located in the port of Tubarão, in Vitória, in the Brazilian state of Espírito Santo. Under the leases, we will make annual payments based on the current profitability of the plants and include 100% of the operations in our financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
	By:	/s/ Roberto Castello Branco
Date: June 13, 2008		Roberto Castello Branco
Director of Investor Relations